Exhibit 4.11
Listing of Revised Commitments Effective as of November 13, 2009

Name of Bank	Total Revolving Line Commitments
Bank of Montreal, as Agent	$50,000,000.00
Bank of America, N.A.	$33,384,500.00
Carolina First Bank	$25,932,500.00
Capital One, National Association	$30,000,000.00
JPMorgan Chase Bank, NA	$15,000,000.00
Texas Capital Bank, National Association	$10,000,000.00
Wells Fargo Preferred Capital, Inc.	$49,000,000.00
Branch Banking & Trust Company	$15,000,000.00
First Tennessee Bank National Association	$10,000,000.00
TOTAL	$238,317,000.00